Exhibit 99.2

AMENDMENT NUMBER 1

TO THE

NOVO NORDISK INC. 401(k) SAVINGS PLAN

WHEREAS, Novo Nordisk Inc. (“NNI” or the “Employer”) maintains the Novo Nordisk Inc. 401(k) Savings Plan (the “NNI Plan” or the “Plan”); and

WHEREAS, Revenue Procedure 2005-66, as modified by Revenue Procedure 2007-44, introduced a new “staggered” determination letter process, to require employers to submit their retirement plans during different “Cycles”, based upon their Employer Identification Numbers (“EINs”); and

WHEREAS, the EIN for NNI is 06-1061602 and ends in 2, placing the NNI Plan in Cycle B; and

WHEREAS, a favorable determination letter was obtained for the NNI Plan dated January 15, 2009; and

WHEREAS, the NNI Plan was amended and restated under Cycle B, effective as of January 1, 2012 (the “2012 Plan”), and submitted to the IRS for receipt of a new determination letter on February 24, 2012; and

WHEREAS, a favorable determination letter was obtained for the Plan dated March 15, 2013, subject to the adoption of certain minor revisions; and

WHEREAS, all IRS requested changes were incorporated into the NNI Plan, which was re-executed on March 25, 2013; and

WHEREAS, NNI wishes to revise the definition of a “Spouse” under the Plan to ensure that it is consistent with the Supreme Court decision in United States v. Windsor, and all subsequent guidance issued by the IRS, and to make other minor changes to the Plan; and

WHEREAS, Section 21.1 of the NNI Plan provides that the Plan may be amended by action of the Board or the Plan Administrator, to whom NNI has delegated the ability to execute all documents, including Plan Amendments.

NOW, THEREFORE, the NNI Plan is hereby amended effective as January 1, 2014, as follows:

1.	Definition of Spouse. The definition of a “Spouse” in Section 2.61 of the Plan shall be revised, in total, as follows:

“2.61 “Spouse” means the person to whom a Participant is legally married at the time of such determination. The Plan recognizes same-sex Spouses as of June 26, 2013, if a same-sex couple was legally married and resided in a state that recognized same-sex marriages; and as of September 16, 2013 and thereafter, if a same-sex couple was legally married in a state or jurisdiction recognizing same-sex marriages, regardless of where they reside, as determined for purposes of Federal income taxes. The term “Surviving Spouse” means the survivor of a deceased former Participant to whom such deceased former Participant was legally married (as determined by the Administrative Committee) on the date of the Participant’s death.”

2.	Expense Reimbursements from ERISA Accounts. The following new paragraph shall be added to the bottom of Section 16.1 of the NNI Plan:

“Notwithstanding any provisions in the Plan to the contrary, to the extent that the Plan Sponsor pays any administrative expenses, that could have been directly paid by the Plan, and that are eligible for reimbursement under any ERISA Account, or any similar recordkeeping account, the Plan Sponsor may be reimbursed from the ERISA Account for any expenses the Plan Sponsor pays on behalf of the Plan.”

THIS AMENDMENT NUMBER 1 to the NNI Plan is hereby executed the 23 day of December, 2014.

NOVO NORDISK INC.

BY:	/s/ Stephen M. Chinn

December, 2014

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